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In the Matter of

Aura Minerals Inc.
Craigmuir Chambers
Road Town, Tortola VG1110
British Virgin Islands

ORDER DECLARING THE APPLICATION FOR QUALIFICATION OF THE TRUST INDENTURE EFFECTIVE PURSUANT TO SECTION 307(c) OF THE TRUST INDENTURE ACT OF 1939, AS AMENDED

File No: 022-29119

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      Aura Minerals Inc. filed with the Commission an application on Form T-3 and a Form T-1 for the qualification of the indenture identified in those documents, pursuant to Section 307(a) of the Trust Indenture Act of 1939, and the rules thereunder, and has requested acceleration of the effective date of the qualification of the indenture, pursuant to Section 307(c) of the Act.

      It is ORDERED that the application shall become effective and the indenture qualified at 5:00 p.m. EST Friday January 10, 2025.

      Attention is directed to the provisions of Section 324 of the Trust Indenture Act of 1939, as amended, which make unlawful certain representations with respect to the effect of qualification under the Act.

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brad Skinner
Office Chief